June 22, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-1004

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1, as amended
File No. 333-272133

Ladies and Gentlemen:

As the Sole Book-Running Manager of the proposed offering of ShiftPixy, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m., Eastern Time, on Thursday, June 22, 2023, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that, through June 22, 2023, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 23, 2023, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Titan Partners Group, a division of American Capital Partners, LLC

By:	/s/ Sanjay Allahdad
Name: Sanjay Allahdad Title: Vice President, Investment Banking